Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in May 2015

FCA US LLC Reports May 2015 U.S. Sales Increased 4 Percent; Best May Sales Since 2005

•	62nd-consecutive month of year-over-year sales gains
•	Sales exceed 200,000 units; first time since March 2007
•	Jeep® brand sales up 13 percent; best monthly sales ever
•	Jeep Cherokee and Jeep Wrangler record their best monthly sales ever
•	Chrysler 200 sales up 537 percent; best monthly sales ever
•	Dodge Challenger sales increase 29 percent; best monthly sales ever
•	Seven FCA US vehicles post sales records in May

Auburn Hills, Mich., June 2, 2015 – FCA US LLC today reported U.S. sales of 202,227 units, a 4 percent increase compared with sales in May 2014 (194,421 units), and the group’s best May sales since 2005.

The Chrysler, Jeep® and Ram Truck brands each posted year-over-year sales gains in May compared with the same month a year ago. The Chrysler brand’s 32 percent increase was the largest sales gain of any FCA US brand during the month. The group extended its streak of year-over-year sales gains to 62-consecutive months.

“Our Jeep brand continues to set records with its best monthly sales ever in May, helping us to achieve our 62nd-consecutive month of year-over-year sales increases,” said Reid Bigland, Head of U.S. Sales. “Despite one less industry selling day this May versus a year ago, we posted a 4 percent sales gain and exceeded the 200,000-unit threshold for the first time since March 2007.”

Seven FCA US vehicles set records in the month of May, including the Chrysler 200 which recorded its best monthly sales ever. Sales of the 200 were up 537 percent in May compared with the same month a year ago. The new 200 had the largest percentage increase of any FCA US vehicle in May. Likewise, the all-new Jeep Cherokee and Jeep Wrangler, and the Dodge Challenger each posted their best monthly sales ever. In addition, the Jeep Patriot, Ram ProMaster van, and Dodge Dart logged their best sales in the month of May.

FCA US finished the month of May with a 69-day supply of inventory (540,509 units). U.S. industry sales figures for May are internally projected at an estimated 17.9 million units Seasonally Adjusted Annual Rate (SAAR).

Chrysler Brand

Chrysler brand sales were up 32 percent, the brand’s best May sales since 2008 and its 11th-consecutive month of year-over-year sales gains. Sales of the Chrysler 200 increased 537 percent in May, the mid-size sedan’s best monthly sales ever and the largest year-over-year percentage gain of any FCA US vehicle in the month. It was the ninth-consecutive month that the 200 logged record sales, topping its previous all-time monthly record in March of this year.

Jeep® Brand

Jeep brand sales increased 13 percent, the brand’s best monthly sales ever and its 20th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in each month dating back to November 2013. Three Jeep brand vehicles set records in May. The Cherokee and Wrangler each recorded their best sales months ever, while the Patriot logged its best sales in the month of May. With its 16 percent increase, the Wrangler topped 20,000 units for the first time. The Patriot’s 31 percent year-over-year increase was the largest sales percentage gain of any Jeep brand model for the month. The all-new Jeep Renegade, the most capable small sport utility vehicle (SUV), had sales of 4,416 units in its second full month of sales, up 5 percent compared with sales in the previous month of April. The Renegade in May was selected by Kelley Blue Book’s KBB.com (www.kbb.com) for its annual list of the “10 Coolest New Cars Under $18,000.” The Jeep Grand Cherokee had its best May sales since the year 2000.

Ram Truck Brand

Ram Truck brand sales, which include the Ram pickup truck, Ram ProMaster, Ram ProMaster City, and Ram Cargo Van, were up 12 percent, the brand’s best May sales since 2005. Sales of the Ram pickup truck increased 8 percent in May, the pickup’s best May sales in 11 years. Sales of the Ram ProMaster van increased 146 percent, its best May sales since the full-size van was launched in October 2013.

FIAT Brand

Sales of the all-new 2016 Fiat 500X began in May as the first vehicles began to arrive in FIAT studios. The 500X combines iconic Italian style with functionality, performance and available all-wheel-drive confidence. The vehicle is available in five trim levels. The base Manufacturer’s Suggested Retail Price (MSRP) for the 2016 Fiat 500X starts at $20,000 (excluding a destination charge of $900). FIAT brand sales, which include the Fiat 500 and 500L, were down 19 percent in May, compared with the same month a year ago. The 500 was selected in May by Kelley Blue Book’s KBB.com as one of its “10 Coolest New Cars Under $18,000.”

Dodge Brand

Sales of the Challenger increased 29 percent in May, the muscle car’s best monthly sales ever. Dart sales were up slightly year-over-year as the compact sedan posted its best ever sales in the month of May. Dodge Durango sales edged up slightly for its best May sales since 2005. Dodge brand sales were down 22 percent in May, compared with the same month a year ago, due in large part to model changeover at the Windsor Assembly Plant in Windsor, Ontario, where the Dodge Grand Caravan and Chrysler Town & Country are built. The plant resumed production of Grand Caravans in late May.

FCA US LLC Sales Summary May 2015

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Alfa 4C	40	0	New	295	0	New
ALFA BRAND	40	0	New	295	0	New

500	2,614	3,337	-22%	13,107	14,851	-12%
500L	1,245	1,434	-13%	5,546	5,643	-2%
500X	8	0	New	8	0	New
FIAT BRAND	3,867	4,771	-19%	18,661	20,494	-9%

200	20,007	3,140	537%	88,009	37,833	133%
300	4,042	4,653	-13%	20,750	22,448	-8%
Town & Country	5,753	14,799	-61%	30,680	56,761	-46%
CHRYSLER BRAND	29,802	22,592	32%	139,439	117,042	19%

Compass	4,252	8,666	-51%	22,782	27,790	-18%
Patriot	10,782	8,242	31%	49,944	37,055	35%
Wrangler	22,324	19,235	16%	83,291	69,298	20%
Cherokee	19,669	15,992	23%	86,954	67,095	30%
Grand Cherokee	18,209	18,068	1%	77,616	74,558	4%
Renegade	4,416	0	New	9,573	0	New
JEEP BRAND	79,652	70,203	13%	330,160	275,796	20%

Dart	8,667	8,644	0%	42,353	30,742	38%
Avenger	111	6,055	-98%	898	35,119	-97%
Charger	7,777	8,277	-6%	43,058	41,323	4%
Challenger	7,438	5,748	29%	30,166	21,904	38%
Viper	58	63	-8%	289	318	-9%
Journey	8,813	8,833	0%	41,456	39,703	4%
Caravan	6,320	14,232	-56%	29,364	59,609	-51%
Durango	6,084	6,071	0%	26,101	27,892	-6%
DODGE BRAND	45,268	57,923	-22%	213,685	256,610	-17%

Ram P/U	39,952	37,131	8%	179,384	170,711	5%
Cargo Van	191	768	-75%	2,996	3,808	-21%
ProMaster Van	2,541	1,033	146%	9,854	4,576	115%
ProMaster City	914	0	New	2,634	0	New
RAM BRAND	43,598	38,932	12%	194,868	179,095	9%

TOTAL FCA US LLC	202,227	194,421	4%	897,108	849,037	6%
TOTAL CAR	50,754	39,917	27%	238,925	204,538	17%
TOTAL TRUCK	151,473	154,504	-2%	658,183	644,499	2%

For additional information:

Ralph Kisiel

Tel.: +1-248-512-2757

Cell.: +1-248-705-9688

ralph.kisiel@fcagroup.com

www.fcagroup.com